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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69213

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VYGR Digital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 Irving Place, Suite 3060
(No. and Street)

New York	NY	10003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Ehrlich — 917 885 9024
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor Tillery & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

3605 Glenwood Avenue	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 02 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Ehrlich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VYGR Digital Securities, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

Brian Jarvis
Notary Public
My Commission Expires 06/30/2024
State of Connecticut

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VYGR DIGITAL SECURITIES, LLC

(formerly, GLACIER POINT CAPITAL, LLC)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Members
VYGR Digital Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying balance sheet for VYGR Digital Securities, LLC (the "Company") as of December 31, 2019, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in schedules 1-3 has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

We have served as the company's auditor since 2015.

Raleigh, North Carolina
February 26, 2020

VYGR Digital Securities, LLC
Balance Sheet
December 31, 2019

Assets	2019
Current Assets	
Cash	$ 53,987
Prepaid Expenses	20,116
Total Assets	$74,103
Liabilities and Members' Equity	
Liabilities	$ -
Members' Equity	74,103
Total Liabilities and Members' Equity	$74,103

See accompanying notes to financial statements.

VYGR Digital Securities, LLC
Statement of Income
December 31, 2019

	2019
Revenues	$ -
Operating Expenses	
Regulatory Fees	29,288
Professional Fees	11,450
Compliance Expenses	1,675
Taxes and Licenses	800
Office Expenses	84
Total Operating Expenses	43,297
Income (loss) from operations	(43,297)
Interest Income	-
Net Income (loss)	(43,297)

See accompanying notes to financial statements.

VYGR Digital Securities, LLC
Statement of Changes to Members' Equity
December 31, 2018

	2019
Members' Equity, January 1, 2018	$76,150
Capital Additions	41,250
Capital Withdrawals	-
Net Income (loss)	(43,297)
Members' Equity, December 31, 2018	$74,103

See accompanying notes to financial statements.

VYGR Digital Securities, LLC
Statement of Cash Flow
December 31, 2019

		2019
Cash flows from operating activities:		
Net income (loss)	$	(43,297)
Adjustments to reconcile net income (loss)		
to net cash provided (used) by operating activities:		
Changes in operating assets and liabilities:		
CRD Account		1,962
Prepaid Expenses		(3,255)
Net cash provided (used) by operating activities		(44,590)
Cash provided by financing activities – Net Capital Additions		41,250
Net increase (decrease) in cash		(3,340)
Cash, beginning of year		57,237
Cash, end of year	$	53,987

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

Organization

VYGR Digital Securities, LLC (the "Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC"), the Commodity Futures Trading Commission ("CFTC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company was organized in California on May 1, 2015 as a Limited Liability Company. On February 1, 2018, Honos Financial, LLC sold 24.9% of its interests to Voyager Digital Holdings, Inc. On January 13, 2020, Honos Financial, LLC completed the sale of the remaining 75.1% to Voyager Digital Holdings, Inc.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Income Taxes

The Company is treated as a LLC for federal and state income tax purposes whereby its earnings and losses are included in the tax returns of the members. The financial statements, therefore, do not reflect a provision for income taxes. Management does not believe the financial statements include any significant uncertain tax positions. Tax years ending December 31, 2016 and forward remain open for examination by taxing authorities as of the date of this report.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Net Capital Requirements

The Company as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. The Company is required to maintain net capital, as defined, of the greater of $5,000 or 6.67% of its Aggregate Indebtedness, The Company is also subject to the CFTC's minimum financial requirements which require that the Company maintain net capital, as defined, equal to the greater of its requirement under Regulation 1.17(a)(l)(iii)(A) of the Commodity Exchange Act. As of December 31, 2019, the required minimum net capital was $45,000. As of December 31, 2019, the Company had net capital, as defined, of $53,988, which was $8,988 in excess of required net capital.

(3) Subsequent Events

On January 13, 2020, Honos Financial, LLC sold its remaining 75.1% of its ownership to Voyager Digital Holdings, Inc. The transaction, which was approved by FINRA, gives Voyager Digital Holdings, Inc. 100% ownership of VYGR Digital Securities, LLC.

The date to which events occurring after December 31, 2019, the date of the most recent balance sheet, have been evaluated for possible adjustment to the financial statements or disclosure is February 26, 2020, the date the financial statements were available to be issued.

(4) New Accounting Guidance Implementation

On January 1, 2018, the Company adopted ASU 2014-09, *"Revenue from Contracts with Customers."* This ASU requires the Company to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This standard also specifies the accounting for certain costs to obtain or fulfill a contract with a customer. The Company applied the five-step method for analysis of its contracts with customers detailed in this ASU to all revenue streams and elected the cumulative effect approach. The implementation of this ASU did not have a material impact on the measurement or recognition of revenue from prior periods. The Company currently does not have any customers and therefore did not have any revenues in 2019. As a result, there are no additional disclosures for disaggregation or performance obligation satisfaction required.

Schedule 1

VYGR Digital Securities, LLC

Supplemental Schedule of Computation and Reconciliation of Net Capital in Accordance with Rule 15c3-l of the Securities and Exchange Commission and regulation 1.17 of the Commodity Futures Trading Commission

December 31, 2019

		2019
Net capital:		
Total member's equity	$	74,103
Less Nonallowable assets		
Prepaid Expenses		20,116
Net capital	$	53,987
Minimum net capital required (under SEC Rule 15c3-1)	$	5,000
Minimum net capital required (under CFTC Regulation 1.17)	$	45,000
Excess Net capital in excess of requirements ($53,998- $45,000)	$	8,987

Schedule 2

VYGR Digital Securities, LLC

Supplemental Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Schedule 3

VYGR Digital Securities, LLC

Supplemental Schedule of Computation for Information for Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A, BATCHELOR
ANN H, TILLERY
FRANKLIN T, ROBERTS
WM. JAMES BLACK, JR,
SCOTT E, CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Member
VYGR Digital Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Statement, in which (1) VYGR Digital Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor Tillery & Roberts, LLP
Raleigh, North Carolina
February 26, 2019

VYGR Digital Securities, LLC
33 IRVING PLACE, 5th FLOOR
NEW YORK, NY 10003

EXEMPTION STATEMENT

VYGR Digital Securities, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

VYGR Digital Securities, LLC claims an exemption from SEC Rule 15c3-3, during the year ended December 31, 2019, pursuant to paragraph k(2)(ii).

VYGR Digital Securities, LLC met the identified exemption provisions throughout the year ended December 31, 2019 without exception.

Stephen Ehrlich
CEO

February 26, 2020

Date